SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G*

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Eterna Therapeutics Inc.

(Name of Issuer)

Common stock, par value $0.005 per share

(Title of Class of Securities)

114082100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of such Act but shall be subject to all other provisions of such Act.

CUSIP No. 114082100

1	NAMES OF REPORTING PERSONS George P. Denny III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 204
	6	SHARED VOTING POWER 460,209(1)
	7	SOLE DISPOSITIVE POWER 204
	8	SHARED DISPOSITIVE POWER 460,209 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,413(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Comprised of (i) 50,453 shares of Common Stock held by Denny Family Partners II, LLC, (ii) 406,785 shares of Common Stock held by George P. Denny III Trust 6/11/81 and (iii) shares of Series A convertible preferred stock convertible into 2,971 shares of Common Stock held by George P. Denny III Trust 6/11/81. The reporting person disclaims beneficial ownership of the shares held by Denny Family Partners II, LLC except to the extent of his pecuniary interest therein.

(2)

Calculated based on 2,942,120 shares of Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2022.

Item 1(a).	Name of Issuer:

Eterna Therapeutics Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1035 Cambridge Street, Suite 18A

Cambridge, MA 02141

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by George P. Denny III.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is:

PO Box 423,

Poland, ME 04274

Item 2(c).	Citizenship:

The Reporting Person is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.005 per share.

Item 2(e).	CUSIP Number:

114082100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)-(c)

The information contained in Item 5 through and including Item 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4. Mr. Denny disclaims beneficial ownership of the securities held by Denny Family Partners II, LLC.

The percentage ownership is based upon based on 2,942,120 shares of Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

/s/ George P. Denny III
George P. Denny III